EXHIBIT 99.1

Telkom SA Limited
   (Registration Number 1991/005476/06)
   ISIN ZAE000044897
   JSE and NYSE Share Code TKG
   ("Telkom" or "the company")

Directorate

Expiry of terms of office

In compliance with paragraph 3.59 (b) of the JSE Listings Requirements, and in accordance with the articles of association of Telkom, which provides for 5 of the 11 member Board to be elected by the Government (the Class A Shareholder), shareholders are advised that Dr Marius Mostert and Messrs Dumisani Tabata and Yekani Tenza will step down as directors of the Board effective 19 September 2007, following the expiry of their three year terms of office as Class A Shareholder representative non-executive directors.

The Board of Telkom thanks Dr Mostert and Messrs Tabata and Tenza for their contribution and counsel during their tenure and wishes them every success in their future endeavours.

Due to Dr Mostert's involvement in the Corporate Finance activities of the company and his extensive expertise and experience in this regard, the Board has entered into an agreement with him to retain his services, including his involvement in the previously announced mobile strategy review.

Nomination of directors

In compliance with paragraph 3.59 (a) of the JSE Listings Requirements, shareholders are advised that in accordance with the company's articles of association, the Government (the Class A Shareholder) has nominated Ms Jackie Huntley and Drs Victor Lawrence and Ekwow Spio-Garbrach as its representatives on the Board of Telkom for three year terms, commencing 20 September 2007.

By order of the Board

Pretoria
20 September 2007

Sponsor
UBS South Africa (Pty) Limited